SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
TENDER OFFER STATEMENT UNDER SECTION 14(d) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Zale Corporation

(Name of Subject Company (Issuer))

Zale Corporation

(Names of Filing Persons (Offeror))

Common Stock, par value $.01 per share

(Title of Class of Securities)

988858 106

(CUSIP Number of Class of Securities)

901 West Walnut Hill Lane
Irving, Texas 75038-1003
Telephone: (972) 580-4000

Copy To:
W. Brinkley Dickerson, Jr., Esq.
Eric A. Koontz, Esq.
Troutman Sanders LLP
600 Peachtree Street, Suite 5200
Atlanta, Georgia 30308
Telephone: (404) 885-3000

(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SIGNATURE
Exhibit Index
EX-(A)(5)(II) PRESS RELEASE DATED JULY 24, 2003

     This Amendment No. 3 to the Tender Offer Statement on Schedule TO of Zale Corporation, a Delaware corporation (“Zale”), relates to the offer by Zale to purchase up to 6,400,000 shares, or such lesser number of shares as are properly tendered, of its common stock, par value $.01 per share, at a price not greater than $48.00 nor less than $42.00 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. Zale’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 1, 2003, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed on July 1, 2003, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on July 2, 2003, and as amended and supplemented by Amendment No. 2 to the Tender Offer Statement on Schedule TO filed on July 15, 2003.

     The responses to the items of the Schedule TO filed July 1, 2003, as amended and supplemented on July 2, 2003 and July 15, 2003, are hereby amended and supplemented as follows:

Item 4. Terms of the Transaction.

     On July 23, 2003, Zale replaced its existing credit facility with a new $500 million secured revolving credit facility. The completion of the new credit facility, the terms of which are substantially in accordance with the terms previously described in the Schedule TO, had been a condition to Zale’s obligation to accept and purchase shares tendered in the tender offer. This condition has now been satisfied. The tender offer remains subject to certain other conditions described in the Schedule TO.

Item 12. Exhibits.

Exhibit
Number	Description of Exhibits

(a)(1)(i)	Offer to Purchase.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Participants in Our 401(k) Plan.*

(a)(1)(vi)	Trustee Direction Form.*

(a)(1)(vii)	Guidelines for Substitute Form W-9.*

(a)(1)(viii)	Letter to Stockholders.*

(a)(5)	Press Release, dated July 1, 2003.*

(a)(5)(i)	Summary Advertisement.*

(a)(5)(ii)	Press Release, dated July 24, 2003.**

(d)(i)	Zale Corporation Omnibus Stock Incentive Plan (included as Exhibit 10.3b to Zale Corporation’s 10-K for the annual period ended July 31, 2001, previously filed with the Commission on May 10, 2001, and incorporated by reference herein).

(d)(ii)	Zale Corporation Outside Directors’ 1995 Stock Option Plan (included as Exhibit 10.3c to Zale Corporation’s 10-K for the annual period ended July 31, 2001, previously filed with the Commission on May 10, 2001, and incorporated by reference herein).

*	Previously filed.

**	Filed herewith.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2003	Zale Corporation

	By:	/s/ Mary L. Forté

Mary L. Forté
President and Chief Executive Officer

	By:	/s/ Sue E. Gove

Sue E. Gove
Executive Vice President and
Chief Operating Officer

Exhibit Index

Exhibit
Number	Description of Exhibits

(a)(1)(i)	Offer to Purchase.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Participants in Our 401(k) Plan.*

(a)(1)(vi)	Trustee Direction Form.*

(a)(1)(vii)	Guidelines for Substitute Form W-9.*

(a)(1)(viii)	Letter to Stockholders.*

(a)(5)	Press Release, dated July 1, 2003.*

(a)(5)(i)	Summary Advertisement.*

(a)(5)(ii)	Press Release, dated July 24, 2003.**

(d)(i)	Zale Corporation Omnibus Stock Incentive Plan (included as Exhibit 10.3b to Zale Corporation’s 10-K for the annual period ended July 31, 2001, previously filed with the Commission on May 10, 2001, and incorporated by reference herein).

(d)(ii)	Zale Corporation Outside Directors’ 1995 Stock Option Plan (included as Exhibit 10.3c to Zale Corporation’s 10-K for the annual period ended July 31, 2001, previously filed with the Commission on May 10, 2001, and incorporated by reference herein).

*	Previously filed.

**	Filed herewith.